SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of February, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Appointment of non-executive director

27 February 2012

AVIVA APPOINTS GLYN BARKER AS NON-EXECUTIVE DIRECTOR

Aviva plc ("Aviva") has appointed Glyn Barker as an independent non-executive director with effect from 27 February 2012.

Mr Barker was most recently Vice Chairman, UK of PricewaterhouseCoopers LLP (PwC) and was responsible for leading the PwC Executive team for the Europe, Middle East, Africa and India (EMEAI) region, following a long and successful career with the firm. He is currently a non-executive director of The Berkeley Group Holdings plc and a trustee of English National Opera.

During his career as a partner at PwC, Mr Barker advised the boards of several FTSE100 companies on a wide variety of corporate and financial issues. As well as serving as PwC's UK Vice Chairman, he was formerly PwC's UK Managing Partner, UK Head of Assurance and a member of its UK management board.  He also built PwC's private equity focused Transactions business.

Lord Sharman of Redlynch, chairman of Aviva, said:
"Glyn Barker is a very welcome addition to the Aviva board. His experience, both as a professional advisor to major companies and a senior member of PwC's management team, will stand him in great stead for his non-executive role at Aviva.  This, combined with his wealth of audit and regulatory knowledge, will further strengthen the Aviva board."

John McFarlane, chairman designate of Aviva, said:
"I am glad that Glyn, as a senior finance and audit professional, is joining our board.  I have already been impressed by his diligence and preparation prior to joining, and this augurs well for his future contribution to the board and ultimately to the success of Aviva."

Enquiries:

Media
Andrew Reid                                                                           +44 (0)20 7662 3131
Rashmi Wehmeier                                                                  +44 (0)20 7662 9511

Notes to editors:

• In accordance with paragraph LR 9.6.13R of the listing rules, Aviva confirms there is no information to be disclosed in terms of LR 9.6.13R (2) to LR 9.6.13R (6) inclusive in respect of Glyn Barker.

• At the date of this announcement, Glyn Barker has no beneficial interests in ordinary shares of Aviva.

• Glyn Barker is currently a non-executive director of The Berkeley Group Holdings plc.

• Glyn Barker'sappointment has been approved by the Financial Services Authority.

• Aviva is the world's sixth largest* insurance group, serving 44.5 million customers across Europe, North America and Asia Pacific.

•     Aviva's main business activities are long-term savings, fund management and general insurance, with worldwide total sales of £47.1 billion and funds under management of £402billion at 31 December 2010.

• We are the largest insurance services provider in the UK and one of the leading providers of life and pensions products in Europe.

• The Aviva media centre at www.aviva.com/mediaincludes images, company and product information and a news release archive.

• For broadcast-standard video, please visit http://www.aviva.com/media/video/.

• Follow us on twitter: www.twitter.com/avivaplc

*based on gross worldwide premiums at 31 December 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 27 February, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary